(e)(15)
MEMORANDUM OF UNDERSTANDING
          WHEREAS, there is a lawsuit pending in the Superior Court of the Commonwealth of Massachusetts, in and for Suffolk County, (the “Court”) entitled Albright, et. al., v. Leuchtenberger, et al., Civil Action No. 09-0269-BLS (the “Action”);
          WHEREAS, the Action was brought by Martin Albright and Vito Caruso (each a “Plaintiff” and both collectively and with members of the Class (as defined in paragraph 3(a) herein) the “Plaintiffs”) as a purported class action on behalf of all public stockholders of Targanta Therapeutics Corporation (“Targanta” or the “Company”) other than the named defendants and their respective affiliates;
          WHEREAS, the Action seeks, among other things, injunctive and equitable relief against Targanta and certain of its officers and directors, as well as against The Medicines Company and its wholly-owned subsidiary, defendant Boxford Subsidiary Corporation (collectively “TMC”), with respect to the proposed acquisition of Targanta by TMC (the “Proposed Transaction”);
          WHEREAS, on or about January 12, 2009, Targanta and TMC entered into an Agreement and Plan of Merger (the “Merger Agreement”) by which TMC would acquire Targanta through an all-cash tender offer (the “Tender Offer”) and a second-step merger (collectively the “Merger”), after on January 11, 2009, the Targanta’s Board of Directors (the “Board”) determined that the Tender Offer and the Merger were fair to, and in the best interest of, the Company and its stockholders, and resolved to recommend that the Company’s stockholders tender their shares into and accept the Tender Offer and, if necessary, adopt the Merger Agreement;

          WHEREAS, through the Tender Offer, TMC has offered to purchase all outstanding shares of Common Stock of Targanta at a purchase price of $2.00 per share in cash upfront, plus contractual rights to contingent payments which could bring the total per share consideration up to $6.55 if certain milestones are met;
          WHEREAS, the Tender Offer is currently scheduled to expire on February 24, 2009;
          WHEREAS, the Plaintiffs challenge the Proposed Transaction and the Merger, including the disclosures in the Tender Offer Statement (as defined below) and the terms of the Merger Agreement, alleging, among other things, that directors Mark Leuchtenberger, Stéphane Bancel, Garen Bohlin, Jeffrey Courtney, Rosemary Crane, William Crouse, Eric Gordon, Ph.D., and Dilip Mehta, M.D., Ph.D. (the “Individual Defendants”, and together with Targanta and TMC, the “Defendants”) breached fiduciary duties to the stockholders of Targanta by, among other things, failing to adequately disclose certain material information in the Recommendation Statement (defined below) concerning the Merger, and that Targanta and TMC aided and abetted such breaches;
          WHEREAS, on January 27, 2009, TMC filed a Schedule TO Tender Offer Statement (the “Tender Offer Statement”) with the Securities and Exchange Commission (the “SEC”), and Targanta filed a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC (the “Recommendation Statement”);

          WHEREAS, counsel for the Plaintiffs have conducted expedited document discovery, during which Targanta produced over 700 pages of documents, including minutes of meetings of the Board and the Board’s transaction committee (the “Transaction Committee”), documents provided to the Board and the Transaction Committee regarding the Proposed Transaction and Merger, and written presentations made to the Board by Targanta’s financial advisor, Leerink Swann LLC (“Leerink Swann”), that relate to the Proposed Transaction and Merger;
          WHEREAS, counsel for the Plaintiffs have conducted depositions of defendant Mark Leuchtenberger, Targanta’s Chief Executive Officer and a member of the Board, and Daniel Lepanto, a representative of Leerink Swann, in connection with the Action;
          WHEREAS, counsel for the Plaintiffs have reviewed hundreds of pages of documents produced by the Defendants; have taken two (2) depositions; have reviewed the Tender Offer Statement, the Recommendation Statement and the Supplemental Disclosures; and have retained experts in the fields of public business valuation and Delaware corporate governance law to assist in the prosecution of the Action;
          WHEREAS, the amended complaint in the Action, dated February 2, 2009, (the “Amended Complaint”) makes specific allegations about the adequacy of disclosures in the Recommendation Statement, and counsel for the Plaintiffs have made specific recommendations to counsel for the Defendants concerning additional disclosures that the Plaintiffs consider necessary so that the Recommendation Statement does not omit to state facts necessary to make the statements therein not misleading, and to ensure that Targanta’s public stockholders receive all material information concerning the Merger necessary to enable them to make an informed decision as to whether they should tender their shares;
          WHEREAS, on February 16, 2009, Plaintiff served on Defendants their Motion for Preliminary Injunction in connection with their claims regarding the inadequacy of disclosure in connection with the Tender Offer and Merger;
          WHEREAS, counsel for the Plaintiffs and counsel for the Defendants have engaged in extensive arm’s-length negotiations concerning a possible settlement of the Action;
          WHEREAS, a supplement to the Recommendation Statement (the “Supplemental Disclosure”) containing additional details relating to the Proposed Transaction will be filed with the SEC prior and sufficiently in advance to the currently scheduled expiration of the Tender Offer on February 24, 2009 that forms the basis for a settlement of the Action;
          WHEREAS, counsel for all parties have concluded that the terms contained in this Memorandum of Understanding (“MOU”) are fair and adequate to the Company, its stockholders, and members of the Class, that it is reasonable to pursue the settlement of the Action based upon the procedures and terms outlined herein and the benefits and protections offered hereby, and the parties wish to document their agreement in this MOU;
          WHEREAS, the defendants have denied, and continue to deny, that they have committed or aided and abetted in the commission of any violation of law of any kind or engaged in any of the wrongful acts alleged in the Action, and expressly maintain that they have diligently and scrupulously complied with their fiduciary and other legal duties, and are entering into this MOU solely to eliminate the burden and expense of further litigation; and
          WHEREAS, all parties recognize the time and expense that would be incurred by further litigation of the Action and the uncertainties inherent in such litigation;
          NOW, THEREFORE, as of this 19th day of February, 2009, counsel for the parties have reached an agreement, expressed in this MOU, providing for the settlement of the Action (that agreement is herein referred to as the “Settlement Agreement” and the acts, terms and conditions contemplated thereby are referred to as the “Settlement”) between and among the Plaintiffs and the Defendants, on the terms and subject to the conditions set forth below:
          1. Supplemental Disclosure. Counsel for the Plaintiffs and counsel for the Defendants have conferred on certain disclosures supplemental to those contained in the Recommendation Statement, and Targanta will make further public disclosures by filing electronically an amendment to the Recommendation Statement in connection with the Tender Offer as requested by the Plaintiffs and as agreed upon by the Defendants and the Plaintiffs in the Supplemental Disclosures, which additional disclosures shall include (and need not include any more than) the following:
•	Targanta will disclose the criteria considered to select the twenty-two (22) potential strategic partners contacted by Leerink Swann on behalf of Targanta;

•	Targanta will provide additional information in connection with the Board meeting on December 17, 2008, during which Leerink Swann advised the Board that exclusivity would be required to negotiate with TMC based on prior experiences with TMC and additional information regarding Leerink Swann’s prior experiences with TMC;

•	Targanta will disclose the justification for selecting a discounted annual rate of 15% in the Historical Stock Trading Analysis performed by Leerink Swann;

•	Targanta will disclose the multiples applied or derived for each company (or at least the range, high/median/mean/low) in the Publicly Traded Analysis performed by Leerink Swann;

•	Targanta will disclose the multiples observed for each company resulting in a range of implied per share value (or at least the range, high/median/mean/low) in the Publicly Traded Analysis performed by Leerink Swann;

•	Targanta will disclose the justification for selecting discount rates of 12.5% to 17.5% and P/E multiples of 15.0x and 25.0x in 2014 in the Discounted Stock Price Analysis performed by Leerink Swann;

•	Targanta will disclose the multiples applied or derived for each company (or at least the range, high/median/mean/low) in the Discounted Stock Price Analysis performed by Leerink Swann; and

•	Targanta will disclose the justification for selecting a discount rate of 12.5% to 17.5% in the Discounted Cash Flow Analysis performed by Leerink Swann.

The Defendants acknowledge that the aforementioned additional disclosures to be contained in the Supplemental Disclosures to the Recommendation Statement confer a benefit to Targanta’s shareholders and were or will be made as a result of the filing, pendency and prosecution of the Action and the issues raised therein by the Plaintiffs. The Plaintiffs acknowledge that they have reviewed the aforementioned additional disclosures to be contained in the Supplemental Disclosures to the Recommendation Statement and deem them an adequate basis for settling the Action.
          2. Stipulation of Settlement; Cooperation. The parties to the Action and their respective counsel agree to cooperate fully and to use their best efforts to effectuate the Settlement. By February 27, 2009, or a later date if needed, the parties shall negotiate and execute an appropriate Stipulation of Settlement (the “Stipulation”), to be filed in the Action and which, upon Final Approval of the Settlement (as defined herein) shall: (i) resolve and provide for the dismissal with prejudice and without costs to any party, except as set forth in paragraph 4 herein, of all claims asserted or that could have been asserted in the Action and all other claims (as described hereinafter), if any, arising out of or relating, in whole or in part, to the Merger; and (ii) provide for the preparation and filing of such other documentation as may be necessary to obtain approval of the Stipulation in the Action upon and consistent with the terms set forth in this MOU. As used herein, “Final Approval” of the Settlement means that the Court has entered a final order and judgment approving the Settlement, dismissing the Action with prejudice on the merits and with each party to bear its own costs (except for the costs set forth in paragraph 4), and providing for such release language as is contained herein, and that such final order and judgment is finally affirmed on appeal or is no longer subject to appeal and the time for any petition for reargument, appeal or review, by certiorari or otherwise, has expired; provided, however, and notwithstanding any provision to the contrary in this MOU, Final Approval shall not include (and the Settlement is expressly not conditioned on) the approval of attorneys’ fees, costs and expenses of Plaintiffs’ counsel as provided in paragraph 4 and any appeal related thereto.
          3. Certain Terms of the Stipulation. The Stipulation will also expressly provide, inter alia:
          (a) for certification by the Court, for settlement purposes only, pursuant to Rule 23 of the Massachusetts Rules of Civil Procedure, of a settlement class consisting of all record and beneficial holders of the common stock of the Company at any time during the period beginning on and including January 12, 2009 (the date that the Proposed Transaction was publicly announced) through and including the effective date of consummation of the Merger, including any and all of their respective legal representatives, heirs, successors, successors in interest, predecessors, predecessors in interest, trustees, executors, administrators, transferees and assigns, and any person or entity acting for or on behalf of, or claiming under, any such foregoing holders, immediate and remote, resident and non-resident in the Commonwealth of Massachusetts, except for the Defendants and their “affiliates” and “associates” (as those terms are defined in Rule 12b-2 promulgated pursuant to the Securities Act of 1934) (the “Class”);
          (b) that the Company shall cause a dissemination of notice of the Settlement to members of the Class in accordance with Massachusetts law and shall pay all costs and expenses incurred in providing such notice to members of the Class, and that said notice will provide that members of the Class shall have an opportunity to object to the Settlement;
          (c) that all the Defendants have vigorously denied, and continue to vigorously deny, any wrongdoing or liability with respect to all claims asserted in the Action, including that they have committed any violations of law, that they have acted improperly in any way, that they have any liability or owe any damages of any kind to the Plaintiffs and the Class, and that any additional disclosures (including the additional disclosures made in the Supplemental Disclosures) are required under any applicable rule, regulation, statute, or law, but are entering into this MOU and will execute the Stipulation solely because they consider it desirable that the Action be settled and dismissed on the merits and with prejudice in order to (i) eliminate the burden, inconvenience, expense, risk and distraction of further litigation, (ii) finally put to rest and terminate all the claims which were or could have been asserted against the Defendants in the Action, and (iii) thereby permit the Tender Offer and the Merger to proceed without risk of injunctive or other relief;
          (d) for the release and full and complete discharge, dismissal with prejudice on the merits, settlement and release of all claims, rights, demands, suits, matters, issues, Action or causes of action, liabilities, damages, losses, obligations and judgments of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, matured or unmatured, that have been, could have been, or in the future might be asserted in the Action or in any court, tribunal or proceeding, (including, but not limited to, any claims arising under federal or state law related to the alleged breach of any duty, negligence, violations of the federal securities or antitrust laws or otherwise) by the Plaintiffs, or by or on behalf of any member of the Class, whether in an individual, class, direct, derivative, representative, legal, equitable, or any other type of capacity against all the Defendants (or any one of them) or any of their respective families, affiliates, parents, or subsidiaries and each and all of their respective past, present or future officers, directors, stockholders, members, employees, agents, attorneys, advisors, insurers, accountants, trustees, financial or investment advisors, commercial bankers, persons who provided fairness opinions, investment bankers, associates, representatives, general partners, limited partners, partnerships, heirs, executors, personal representatives, estates, administrators, predecessors, successors and assigns (herein collectively “Defendants’ Affiliates”), whether under state or federal law, including but not limited to the federal securities or antitrust laws, (except for the rights conferred by this Settlement), and whether directly, derivatively, representatively or arising in any other capacity, in connection with, or that arise out of, any of the allegations, facts, practices, events, transactions, acts, claims that were or could have been brought in the Action, or that arise now or hereafter out of, or that relate in any way to, the acts, facts or the events alleged in the Action, including without limitation the Merger Agreement, the Tender Offer, the Merger and the other transactions contemplated by the Merger Agreement, the negotiation and consideration of the Merger Agreement and the transactions contemplated by the Merger Agreement, including, without limitation, the Tender Offer and the

Merger, and any agreements and disclosures relating thereto, and any acts, allegations, facts, matters, events, transactions, occurrences, statements, conduct, representations, misrepresentations or omissions relating to or arising out of the subject matter referred to in the Action, and the fiduciary and disclosure obligations of any of the Defendants or Defendants’ Affiliates with respect to any of the foregoing (whether or not such claim could have been asserted in the Action) (collectively the “Released Claims”), provided, that the Released Claims shall not include any rights available under Delaware law to seek appraisal of the value of their shares pursuant to Section 262 of the Delaware General Corporation Law;
          (e) that the release contemplated by this MOU and by the Stipulation shall extend to claims that the releasing parties do not know or suspect to exist at the time of the release, which, if known, might have affected the releasing parties decision to enter into the release; that the releasing parties shall be deemed to relinquish, to the extent applicable, and to the full extent permitted by law, the provisions, right and benefits of Section 1542 of the California Civil Code, which provides:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT NOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR;
and that the releasing parties shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to

California Civil Code Section 1542. The parties to this MOU acknowledge that the foregoing waiver was separately bargained for and is a material term of this MOU;
          (f) for the entry of a final and binding judgment dismissing with prejudice (whether voluntary or involuntary) the Action upon the Final Approval of the Settlement;
          (g) that the Defendants and Defendants’ Affiliates similarly release all claims against Plaintiffs, members of the Class, and their counsel arising out of or relating to the institution, prosecution, and resolution of the Action;
          (h) that all the Defendants shall have the right to withdraw from the Settlement in the event that any court enjoins or otherwise precludes the Tender Offer, the Merger or any of the transactions contemplated by the Merger Agreement, or in the event that any claim related to the subject matter of the Action, the Merger Agreement, the transactions contemplated by the Merger Agreement, including, without limitation, the Tender Offer and the Merger, or the Released Claims is commenced or prosecuted against any of the Defendants in any court prior to Final Approval of the Settlement, and (following a motion by the Defendants) any such claim is not dismissed with prejudice or stayed in contemplation of dismissal with prejudice. In the event that any such claim is commenced or prosecuted, the parties shall cooperate and use best efforts to secure the dismissal with prejudice (or a stay in contemplation of dismissal with prejudice, following Final Approval of the Settlement) thereof;

          (i) that, subject to an order of the Court, pending final determination of whether the Settlement and Stipulation should be approved, the Plaintiffs and all members of the Class, or any of them, are barred and enjoined from commencing, prosecuting, instigating, or in any way participating in the commencement or prosecution of any action asserting any claims against any of the Defendants or Defendants’ Affiliates; and
          (j) that the terms of the Stipulation, including the entry of final judgment, the release of all claims, and the payment of any awards of attorneys’ fees or other consideration (as set forth below), are expressly conditioned upon the Merger becoming effective under Delaware law.
          4. Attorneys’ Fees. The parties agree that Levi & Korsinsky, L.L.P., as Lead Counsel for the Plaintiffs and the Class (“Lead Counsel”) and as receiving agent for counsel for the Plaintiffs, shall apply to the Court for an award to Plaintiffs’ counsel of attorneys’ fees, costs and expenses (the “Attorneys’ Fee Application”), to be paid by the Company subject to Court approval. Counsel for the Defendants acknowledge that Plaintiffs’ counsel have a claim for a Attorneys’ Fee Application based on the benefits the settlement has and will provide to Targanta shareholders and Defendants have agreed that they will not oppose the Attorneys’ Fee Application, and will cause Targanta (or any successor thereto) to pay any award of attorneys’ fees, costs and expenses (the “Attorneys’ Fee Award”), as directed by the Court, if and solely to the extent that such Attorneys’ Fee Award does not exceed $250,000.00, and subject to the explicit conditions of paragraph 3(j) that the Merger shall become effective under Delaware law. All parties agree that, notwithstanding anything in this MOU to the contrary, or any order of the

Court making or approving an Attorneys’ Fee Award, in no event shall Targanta or its successors be obliged to pay to Plaintiffs, the Class or Plaintiffs’ counsel any amount in excess of $250,000.00 for attorneys’ fees, costs and expenses in connection with the Action (other than those expenses incurred in disseminating the notice of Settlement in accordance with paragraph 3(b)), and in no event shall any Defendant other than Targanta or its successors be obliged to pay any part of the Attorneys’ Fee Award or any of Plaintiffs’ attorneys’ fees, costs and expenses. Subject to the approval of the Court, Lead Counsel shall allocate any Attorneys’ Fee Award among counsel for Plaintiffs in the Action. Subject to the foregoing, Targanta agrees to pay the Attorneys’ Fee Award within ten (10) days of Court approval of the Settlement and dismissal of the Action pursuant to the Settlement, or the closing of the Merger, whichever is later. Counsel for the Plaintiffs shall be obliged to return to Targanta or its successors any portion of the Attorneys’ Fee Award that is affected by any decision by any court, or by any appellate court, to reduce, vacate, dismiss, modify or otherwise change or nullify any court order making or approving an Attorneys’ Fee Award.
          5. Notice to the Court. The parties will promptly advise the Court of the Settlement and will present the Settlement to the Court for hearing and approval as soon as practicable.
          6. Court Approval Required. This MOU and any Stipulation of Settlement shall be null and void and of no force and effect if final Court approval of the Settlement does not occur for any reason. In such event, the parties shall return to their respective litigation positions as of the time immediately prior to the date of the execution of this MOU, as though it were never executed or agreed to, and this MOU shall not be deemed to prejudice in any way the positions of the parties with respect to the Action, or to constitute an admission of fact by any party, shall not entitle any party to recover any costs or expenses incurred in connection with the implementation of this MOU or the Settlement, and neither the existence of this MOU nor its contents shall be admissible in evidence or be referred to for any purposes in the Action or in any litigation or judicial proceeding, other than to enforce the terms hereof.
          7. Stay Pending Approval. The parties agree to jointly request that the Court stay any further proceedings in the Action, or any similar proceedings in any court, pending submission of the Settlement to the Court for approval. The Defendants’ time to answer or otherwise respond to the Amended Complaint is extended indefinitely. The Plaintiffs will stay, and will not initiate, any other proceedings other than those incident to the Settlement. The parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the parties to this MOU, or which challenges the Settlement, the Merger Agreement, any of the transactions contemplated by the Merger Agreement, including, without limitation, the Tender Offer or the Merger, or otherwise involves a Released Claim.
          8. Return of Documents. Counsel for the Plaintiffs agree that within ten (10) days of receipt of a written request by any producing party following Final Approval of the Settlement, they will return to the producing party all discovery material obtained from, including all documents produced by and/or deposition testimony given by, any of the Defendants or Defendants’ Affiliates in the Action (herein “Discovery Material”), or certify in writing that such Discovery Material has been destroyed. The parties agree to submit to the Court any dispute concerning the return or destruction of Discovery Material.
          9. Execution in Counterparts. This MOU may be executed in multiple counterparts by the signatories hereto, including by email in PDF format or by telecopier, and as so executed shall constitute one agreement.
          10. Governing Law. This MOU and the Settlement contemplated by it, and all disputes arising out of or relating to it, shall be governed by, and construed in accordance with, the substantive laws and procedural rules of the Commonwealth of Massachusetts.
          11. Written Modifications. This MOU constitutes the entire agreement among the parties with respect to the subject matter hereof, supersedes all written or oral communications, agreements or understanding that may have existed prior to the execution of this MOU, and may be modified or amended only by a writing signed by the parties hereto.
          12. Successors, Assigns and Third Party Beneficiaries. This MOU shall be binding upon and inure to the benefit of the parties (including members of the Class) and their respective agents, executors, heirs, successors and assigns; provided, that no party shall assign or delegate its rights or responsibilities under this MOU without the prior written consent of the other parties hereto. The Defendants’ Affiliates are intended third party beneficiaries under this MOU entitled to enforce this MOU in accordance with its terms.

          13. Severability. Should any part of this MOU be rendered or declared invalid by a court of competent jurisdiction, such invalidation of such part or portion of this MOU should not invalidate the remaining portions thereof, and they shall remain in full force and effect.
          14. Representation of Named Plaintiffs. Named Plaintiffs Martin Albright and Vito Caruso represent and warrant that they have been stockholders in Targanta throughout the period covered by the Action and the Settlement and have not assigned, encumbered, or in any manner transferred in whole or in part the claims in the Action.
          15. Authority. This MOU is being executed by counsel for the parties, each of whom represents and warrants that he or she has been granted full and complete authority from his or her client or clients to enter into this MOU, which has full force and effect as a binding obligation of such clients.

          WHEREFORE, the parties hereto have executed this MOU as of this 19th day of February, 2009.

Levi & Korsinsky, L.L.P.	Ropes & Gray LLP

/s/ Joseph Levi, Esq.	/s/ Randall W. Bodner, Esq.

Joseph Levi, Esq.	Randall W. Bodner, Esq.
Juan E. Monteverde, Esq.	Christopher G. Green, Esq.
39 Broadway, Suite 1601	Matthew P. Garvey, Esq.
New York, NY 10006	One International Place
Telephone: (212) 363-7500	Boston, MA 02110-2624
Facsimile: (212) 363-7171	Telephone: (617) 951-7000
Facsimile: (617) 951-7050
Lead Counsel for Plaintiffs and the Class
Attorneys for Defendants Targanta Therapeutics Corporation, Mark Leuchtenberger, Stéphane Bancel, Garen Bohlin, Jeffrey Courtney, Rosemary Crane, William Crouse, Eric Gordon, Ph.D., and Dilip Mehta, M.D., Ph.D.

Wilmer Cutler Pickering Hale and Dorr LLP

/s/ Daniel W. Halston, Esq.

Daniel W. Halston, Esq.
Michael G. Bongiorno, Esq.
60 State Street
Boston, MA 02109
Telephone: (617) 526-6000
Facsimile: (617) 526-5000

Attorneys for Defendants The Medicines Company and Boxford Subsidiary Company